Exhibit 99.3

MILBERG WEISS BERSHAD	FILED
HYNES & LERACH LLP	SUPERIOR COURT OF CALIFORNIA
WILLIAM S. LERACH (68581)	COUNTY OF ORANGE
DARREN J. ROBBINS (168593)	CENTRAL JUSTICE CENTER
401 B Street, Suite 1700
San Diego, CA 92101	JAN 17 2003
Telephone: 619/231-1058
619/231-7423 (fax)	ALAN SLATER Clerk of the Court

Attorneys for Plaintiff	BY PAHQUA VANGLY

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF ORANGE

GARY SCHNEIDER, On Behalf of Himself	)	VIA FAX
and All Others Similarly Situated,	)
	)	CASE NO. 03CC00017
Plaintiff,	)
	)	CLASS ACTION
vs.	)
	)	COMPLAINT BASED UPON BREACH OF
FIDELITY NATIONAL FINANCIAL, INC.,	)	FIDUCIARY DUTY
MICHAEL C. LOWTHER,	)
WILLIAM P. FOLEY, II,	)	JUDGE RONALD L. BAUER
WAYNE D. DIAZ,	)	DEPT. CX103
CARL A. STRUNK,	)
BARBARA A. FERGUSON,	)
BRUCE ELIEFF,	)
MATTHEW K. FONG,	)
BRUCE L. NELSON,	)
and DOES 1-25, inclusive,	)
Defendants,	)
)

COMPLAINT BASED UPON BREACH OF FIDUCIARY DUTY

      Plaintiff, by his attorney, alleges as follows:

SUMMARY OF THE ACTION

      1.     This is a stockholder class action brought by plaintiff on behalf of the holders of ANFI Inc. (“ANFI” or the “Company”) common stock against ANFI’s Board of Directors and Fidelity National Financial, Inc. (“FNF”) to enjoin the sale of ANFI to defendant FNF on terms structured for the benefit of FNF (the “Acquisition”).

      2.     ANFI operates through its subsidiaries as a provider of title insurance services, as well as other real estate-related financial and informational services. The Company’s services include escrow, real estate information, trustee sale guarantees, exchange intermediary services, document preparation and research services, notary signing services, property management and appraisals.

      3.     FNF is a title insurance and diversified real estate related services company. FNF provides title insurance in 49 states, the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands, and in Canada and Mexico. In addition, FNF provides a broad array of escrow, title and real estate related services. FNF is a significant shareholder of ANFI, controlling approximately 33% of its outstanding common stock. Moreover, the Company is further controlled by FNF through its control over board seats. In fact, defendant William P. Foley, II, a director of ANFI, is Chairman and Chief Executive Officer (“CEO”) of FNF.

      4.     FNF’s proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of ANFI to one buyer, and one buyer only, on terms preferential to FNF and to subvert the interests of plaintiff and the other public stockholders of ANFI favor of FNF.

JURISDICTION AND VENUE

      5.     This Court has jurisdiction over each of the defendants because they conduct business in, reside in and/or are citizens of, California. Certain of the defendants are citizens and residents of California, including defendant FNF, which has its principal place of business in California and defendants Lowther and Foley, who are citizens of California. The amount in controversy of plaintiff’s claim exclusive of interest and costs is less than $75,000. Venue is proper in this Court because defendants’ wrongful acts arose in and emanated from this county.

COMPLAINT BASED UPON BREACH OF FIDUCIARY DUTY

PARTIES AND OTHER ENTITIES

      6.     Plaintiff Gary Scheider is, and at all times relevant hereto was, a shareholder of ANFI.

      7.     ANFI operates through its subsidiaries as a provider of title insurance services, as well as other real estate-related financial and informational services. The Company’s services include escrow, real estate information, trustee sale guarantees, exchange intermediary services, document preparation and research services, notary signing services, property management and appraisals. ANFI is headquartered at 1111 E. Katella Avenue, Suite 220, Orange, CA 92867.

      8.     Defendant FNF, a 33% shareholder of ANFI, is a title insurance and diversified real estate-related services company. FNF resides at 17911 Von Karman Avenue, Suite 300, Irvine, CA 02614.

      9.     Defendant Michael C. Lowther (“Lowther”) is Chairman of the Board and CEO of ANFI, and has been a director of ANFI since its formation in 1996.

      10.     Defendant William P. Foley, II (“Foley”) is a director of ANFI, and sits on ANFI’s Compensation Committee. Foley also is Chairman and CEO of FNF.

      11.     Defendant Wayne D. Diaz (“Diaz”) is President and a director of the Company. Diaz is a former Executive Vice President of Fidelity National Title Insurance Company, a subsidiary of FNF.

      12.     Defendant Carl A. Strunk (“Strunk”) is Executive Vice President, Chief Financial Officer (“CFO”) and a director of the Company. Strunk is a former Executive Vice President and CFO of FNF.

      13.     Defendant Barbara A. Ferguson (“Ferguson”) is Executive Vice President and a director of the Company. Ferguson is a former Senior Vice President of Fidelity National Title Insurance Company, a subsidiary of FNF.

      14.     Defendant Bruce Elieff (“Elieff”) is a director of the Company. Elieff services on ANFI’s Audit and Compensation Committee.

      15.     Defendant Matthew K. Fong (“Fong”) is a director of the Company. Fong serves on ANFI’s Audit and Compensation Committee.

      16.     Defendant Bruce L. Nelson (“Nelson”) is a director of the Company. Nelson serves on ANFI’s Audit Committee.

COMPLAINT BASED UPON BREACH OF FIDUCIARY DUTY

      17.     The defendants named above in paragraphs 9-16 are sometimes collectively referred to herein as the “Individual Defendants.”

      18.     The true names and capacities of defendants sued herein under California Code of Civil Procedure § 474 as Does 1-25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

      19.     In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control, or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

           (a) adversely affects the value provided to the corporation’s shareholders;

           (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

           (c) contractually prohibits them from complying with their fiduciary duties;

           (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

           (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

      20.     In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of ANFI, are obligated to refrain from:

           (a) participating in any transaction where the directors’ or officers’ loyalties are divided;

COMPLAINT BASED UPON BREACH OF FIDUCIARY DUTY

          (b)  participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

          (c)  unjustly enriching themselves at the expense or to the detriment of the public shareholders.

     21.  Because the Individual Defendants are in the process of breaching their duties of loyalty, good faith and independence in connection with the proposed Acquisition, the burden of proving the inherent or entire fairness of the proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

     22.  Plaintiff brings this action on his own behalf and as a class action pursuant to Section 382 of the California Code of Civil Procedure on behalf of all holders of ANFI stock who are being and will be harmed by defendants' actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

     23.  This action is properly maintainable as a class action.

     24.  The Class is so numerous that joinder of all members is impracticable. According to ANFI's January 9, 2003 Agreement and Plan of Merger, there were more than 9.5 million shares of ANFI common stock outstanding as of December 31, 2002.

     25.  There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

          (a)  whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

          (b)  whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

COMPLAINT BASED UPON BREACH OF FIDUCIARY DUTY

          (c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Acquisition;

          (d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of ANFI;

          (e) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

          (f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

          (g) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

     26. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

     27. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

     28. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

     29. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

     30. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

COMPLAINT BASED UPON BREACH OF FIDUCIARY DUTY

THE PROPOSED ACQUISITION

     31.   ANFI operates through its subsidiaries as a provider of title insurance services, as well as other real estate-related financial and informational services. The Company's services include escrow, real estate information, trustee sale guarantees, exchange intermediary services, document preparation and research services, notary signing services, property management and appraisals.

     32.   The purpose of the Acquisition is to enable defendants to acquire one hundred percent (100%) equity ownership of ANFI and its valuable assets at the expense of ANFI's public stockholders who will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth of the Company.

     33.   On January 10, 2003, the Company issued a press release which announced the signing of a “Definitive Agreement.” The press release stated in part:

Fidelity National Financial, Inc., the nation’s largest provider of title insurance and real estate related products and services, and ANFI, Inc., a provider of title insurance and other real estate related services today announced the signing of a definitive agreement whereby FNF will acquire all of the outstanding common stock of ANFI that it does not currently own. FNF currently owns, directly or indirectly, approximately 33% of the outstanding common stock of ANFI. On December 16, 2002, FNF announced that it had entered into a letter of intent to acquire ANFI.

Under the terms of the Definitive Agreement, each share of ANFI common stock will be exchanged for .4540 shares of FNF common stock. The transaction is subject to customary closing conditions, including regulatory approvals and the approval of ANFI shareholders. The parties expect to close the transaction in the second quarter of 2003.

     34.   The ratio of .454 FNF shares per ANFI share to be acquired by Class members is unfair for a number of reasons. The announcement of the proposed Acquisition was made when the Company is poised for significant future growth and earnings. Indeed, for the Company’s third quarter ended September 30, 2002, the Company reported earnings of $5.8 million or $0.52 per diluted share before extraordinary items, compared to earnings of $2.8 million or $0.29 per diluted share for the comparable 2001 period. Revenues increased $17.4 million to $51.1 million, up significantly from $33.7 for the same period a year ago.

     35.   Defendant timed the announcement of the Acquisition to place an artificial lid or cap on the market price for ANFI’s stock to enable defendants to acquire the stock at the lowest possible

COMPLAINT BASED UPON BREACH OF FIDUCIARY DUTY

price. For the nine months ended September 30, 2002, earnings were $15.9 million or $1.50 per diluted share — up 93% from one year ago, when ANFI earned $8.5 million.

      36. The current buyout price represents almost no premium over the market price on the day prior to the announcement of the Acquisition, and thus is not reflective of the Company’s true value. Indeed, defendants Lowther and Struck, the Company’s CFO, repeatedly told ANFI’s public stockholders significant growth would continue.

      37. On September 17, 2002, PR Newswire reported:

American National Financial, Inc. today announced that its title insurance underwriting subsidiary, National Title Insurance of New York, Inc. (“National”), has received its Certificate of Authority to underwrite title insurance in the state of Texas.

National is licensed to issue and underwrite title insurance policies in 35 states, the District of Columbia and the U.S. Virgin Islands. With this license in Texas, National is now licensed in the six largest markets in the country including California, Florida, New York, Pennsylvania and Colorado. Based on 2001 statistics, these six states accounted for approximately 55% of the real estate transaction business in the United States.

Michael C. Lowther, Chairman of the Board and Chief Executive Officer of ANFI said, “This approval presents many opportunities for expansion into the second largest title transaction market in the United States.”

Carl A. Strunk, Executive Vice President and Chief Financial Officer of ANFI said, “This recognition by the State of Texas, Department of Insurance, is indicative of the growing financial strength of our underwriter.”

      38. Soon thereafter, ANFI reported markedly improved financial results. On October 23, 2002, PR Newswire reported:

•	For the third quarter ended September 30, 2002, earnings were $5.8 million or $.52 per diluted share, compared with earnings of $2.8 million, or $.29 per diluted share for the comparable 2001 quarter. Revenues increased $17.4 million to $51.1 million, as compared with revenues of $33.7 million for the comparable 2001 period.

•	Earnings for the nine months ended September 30, 2002 were $15.9 million or $1.50 per diluted share, compared with earnings of $8.5 million, or $.82 per diluted share for the comparable 2001 nine-month period. Revenues increased $41.2 million to $138.9 million, compared with revenues of $97.7 million for the comparable 2001 period.

Michael C. Lowther, Chairman of the Board and Chief Executive Officer of American National Financial, Inc. said, “We are gratified that our nine-month earnings surpassed any similar period in our history which is a reflection of the operating efficiency generated by our employees. New order volume remains strong and we are continuing to gain market share in our existing markets and our recently broadened market in Phoenix, Arizona and our newest market in Clark County, Nevada.”

COMPLAINT BASED UPON BREACH OF FIDUCIARY DUTY

Carl A. Strunk, Executive Vice President and Chief Financial Officer of American National Financial, Inc. added, “Our operational profit retention (pretax earnings less investment income as a percentage of gross revenues, less investment income) for both the quarter and nine-month period ended September 30, 2002 remained strong at 16.1% compared to 12.8% and 12.3%, respectfully, for the comparable 2001 periods. These retention percentages are significant considering the volume of refinance business, which inherently provides a lower gross profit. The 2002 year to date percentages also include the absorption of start-up expenses in our Las Vegas operations and the expansion of our Phoenix, Arizona operations.”

     39.   And just last month, CFO Strunk reiterated his “confidence” in the Company’s earning potential. On December 12, 2002, PR Newswire reported:

American National Financial, Inc. announced that at a meeting on December 11, 2002, its Board of Directors declared a quarterly cash dividend in the amount of $.125 per share. The dividend will be payable on January 6, 2003 to stockholders of record as of December 23, 2002.

* * *

“Our Company’s declaration of this dividend is indicative of our continuing confidence in our ongoing earning potential,” stated Carl A. Strunk, Executive Vice President and Chief Financial Officer.

FIRST CAUSE OF ACTION

For Breach of Fiduciary Duties Against the Individual Defendants

     40.   Plaintiff repeats and realleges each allegation set forth herein.

     41.   The defendants have breached their fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of ANFI and have acted to put their personal interests ahead of the interests of ANFI shareholders.

     42.   By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in ANFI.

     43.   The Individual Defendants have violated their fiduciary duties by entering into a transaction with FNF without regard to the fairness of the transaction to ANFI shareholders. Defendant FNF aided and abetted the other defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of ANFI stock.

COMPLAINT BASED UPON BREACH OF FIDUCIARY DUTY

        44.     As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of ANFI because, among other reasons:

               (a)     they failed to take steps to maximize the value of ANFI to its public shareholders and they took steps to avoid competitive bidding, to cap the price of ANFI stock and to give FNF an unfair advantage, by, among other things, failing to solicit other potential acquirors or alternative transactions;

               (b)     they failed to properly value ANFI; and

               (c)     they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Acquisition.

        45.     Because the defendants dominate and control the business and corporate affairs of ANFI, and are in possession of private corporate information concerning ANFI’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of ANFI which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

        46.     By reason of the foregoing acts, practices and course of conduct, defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

        47.     As a result of defendants' actions, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of ANFI's assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

        48.     Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of the Company’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

COMPLAINT BASED UPON BREACH OF FIDUCIARY DUTY

      49. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

      50. As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of ANFI’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Acquisition terms, and will not supply to ANFI’s minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

      51. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Aiding and Abetting Breach of Fiduciary Duty Against FNF

      52. Plaintiff repeats and alleges each allegation set forth above.

      53. FNF actively aided and abetted the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the Class by knowingly participating in the Individual Defendants’ breaches of their duties of loyalty, candor and care owed to plaintiff and the other ANFI stockholders. FNF aided and abetted the Individual Defendants’ breaches of fiduciary duties by structuring the Acquisition on terms preferential to FNF which transaction is designed to and is subverting the interests of plaintiff and other public stockholders of ANFI.

PRAYER FOR RELIEF

      WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against defendants as follows:

      A. Declaring that this action is properly maintainable as a class action;

COMPLAINT BASED UPON BREACH OF FIDUCIARY DUTY

     B.   Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

     C.   Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to advance and protect the interests of ANFI.

     D.   Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of ANFI’s shareholders;

     E.   Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

     F.   Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;

     G.   Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

     H.   Granting such other and further equitable relief as this Court may deem just and proper.

DATED: January 17, 2003	MILBERG WEISS BERSHAD HYNES & LERACH LLP WILLIAM S. LERACH DARREN J. ROBBINS

/s/ Darren J. Robbins
DARREN J. ROBBINS

401 B Street, Suite 1700 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax) Attorneys for Plaintiff

COMPLAINT BASED UPON BREACH OF FIDUCIARY DUTY